Exhibit 99.1

ParaZero Launches TillOnAIR, an Autonomous Detect-to-Defeat C-UAS System with Reusable Interceptors

Available for purchase, the unique in-house system combines proprietary detection, ground-based guidance and reusable interceptors to deliver autonomous perimeter protection; November demonstrations in Israel to precede international demonstrations

Kfar Saba, Israel, Oct. 26, 2026 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “Company” or “ParaZero”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, today announced the launch of TillOnAIR, a complete, in-house developed autonomous Counter-UAS system and the newest addition to its DefendAir product family. Available for purchase, TillOnAIR brings together a combination of capabilities the Company believes represents a first-of-its-kind approach to autonomous perimeter defense.

The launch expands ParaZero’s offering from interception technologies and platform integrations to a complete, proprietary detect-to-defeat solution. TillOnAIR combines a patented detection-and-guidance technology, a ground-based mission control unit, a reusable quadcopter interceptor and a DefendAir Net Pod. The system is designed to operate autonomously throughout the engagement cycle, from detecting an approaching threat through interceptor launch, guidance, net deployment and return, without human intervention.

At the heart of TillOnAIR’s distinctive architecture is the separation of ground-based targeting and guidance from the airborne interceptor. The ground system detects and tracks the threat and guides the interceptor directly from the ground, which requires no onboard GPS, homing seeker, camera or beacon receiver. This architecture enables a simple, lightweight and cost-efficient interceptor within a fully autonomous protection system.

Designed for operation in environments affected by electronic interference, TillOnAIR combines resilience to jamming and spoofing with physical interception that does not depend on disrupting the hostile drone’s communications or navigation. Its net-based defeat mechanism is designed to address fiber-optic-guided, pre-programmed and autonomous drones without relying on an RF link to the threat.

The interceptor is designed to engage the hostile drone from above using a DefendAir net and then return intact for reuse. A new Net Pod is the only replacement required for another engagement, supporting a low recurring interception cost. The non-explosive mechanism avoids the use of an explosive warhead and the fragmentation associated with explosive interceptors.

TillOnAIR is designed to bring a new set of capabilities to the battlefield. Key elements include:

●	Fully autonomous operation: An integrated detection-to-interception cycle designed to require no pilot or operator intervention.

●	Modular 360° protection: A configurable architecture providing a 50–100-meter protection bubble around the defended asset.

●	Rapid field deployment: Approximately 20-minute setup and an approximately 15 kg system weight support deployment at temporary positions and permanent sites.

●	Multiple-threat response: One ground system can coordinate multiple interceptors to address multiple incoming threats.

●	Resilience to electronic interference: Ground-based guidance without onboard GPS dependency, combined with physical interception of threats that cannot be stopped by disrupting their communications.

●	Reusable interception: The interceptor returns after engagement, with recurring use requiring replacement of the Net Pod.

Within the DefendAir family, TillOnAIR serves as the autonomous perimeter-defense layer. It complements the family’s personal protection systems, vehicle-mounted active protection applications and longer-range airborne integrations, extending ParaZero’s net-based interception capabilities to the defense of positions, facilities and other high-value assets.

TillOnAIR is designed for military assembly areas such as outposts, command posts and field hospitals, where forces require protection that can be established quickly and relocated as operational needs change. Permanent-site applications include government buildings, critical infrastructure, energy facilities, radar stations and air-defense batteries. The system also supports security applications such as VIP protection and public events where non-explosive interception is an important operational consideration.

“TillOnAIR introduces a unique approach to autonomous drone defense: the intelligence and guidance remain on the ground, while a simple, reusable interceptor physically stops the threat,” said Ariel Alon, CEO of ParaZero. “We have brought detection, guidance and interception together in one complete ParaZero system. This expands our role from providing the interception capability to delivering an entire autonomous defense solution, adding a new perimeter-protection layer to the DefendAir family.”

TillOnAIR was presented for the first time at ParaZero’s booth at the AUSA Annual Meeting and Exposition in Washington, D.C. and at the SIBAT – Israeli National Defense Pavilion

During November 2026, ParaZero plans to conduct a series of demonstrations in Israel for government, military, defense, security and other relevant organizations. TillOnAIR is also expected to be presented at the UVID DroneTech show, to be held in Tel Aviv on November 12, 2026. Following the demonstrations in Israel, the Company plans to conduct a series of demonstrations worldwide.

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry.

Founded in 2014 by aviation professionals and drone industry veterans, ParaZero develops intelligent, mission-ready technologies for defense and advanced aerial applications.

The Company’s DefendAir product family provides a controlled, non-explosive, net-based physical interception capability designed for integration across personal, mobile, autonomous and fixed-site Counter-UAS systems.

For more information, visit ParaZero https://parazero.com/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Forward-looking statements contained in this press release include, but are not limited to, statements regarding ParaZero’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. For example, the Company is using forward-looking statements when it discusses the anticipated capabilities, performance, cost-efficiency, reusability and potential applications of TillOnAIR, its planned demonstrations in Israel and worldwide, its planned presentation at the UVID DroneTech show, and the expansion of its DefendAir product family.

Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 26, 2026. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com